Mail Stop 3561
								May 4, 2006


James A. Gheyle, President
Jackson Ventures, Inc.
Suite 310, 2174 York Avenue
Vancouver, British Columbia, Canada, V6K 1C3

Re:	Jackson Ventures, Inc.
               Amendment No. 1 to
	   Registration Statement on Form SB-2
               Filed May 1, 2006
	   File No. 333-132549

Dear Mr. Gheyle:

	We have limited our review of your amendment to those issues we have addressed in the comments that follows:

1. Please include a summary in the prospectus of the response to
prior comment a.   Please provide a complete discussion of the
similarities and relationships among the Jackson Ventures and Fortune
Partners selling shareholders. For example, in addition to the connections you cite, we also note selling shareholders Donna Koop,
Stephanie Brown, Peter Padden, Dave Vadik, Kristine Welch, and Wei Zou, who appear related to selling shareholders in Fortune Partners.


2. Please revise your filing to comply with Rule 419 or provide the disclosure requested by prior comment b. In determining the applicability of Rule 419, the staff considers the disclosure in a registration statement as well as surrounding facts and circumstances, such as, in this case, the Fortune Partners` registration statement and reverse merger.






      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Marked and detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at (202) 551-3790 with any questions.

						Sincerely,



								John D. Reynolds
								Assistant Director









James A. Gheyle, President
Jackson Ventures, Inc.
May 4, 2006
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